PAYCOR HCM, INC.

October 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention:	Mitchell Austin
Jan Woo

Re:	Paycor HCM, Inc.

Registration Statement on Form S-1 (File No. 333-260192)

Originally Filed October 12, 2021

Withdrawal of Company Acceleration Letter dated October 12, 2021 and New Request for Acceleration of Effective Date

CIK: 0001839439

Ladies and Gentlemen:

Paycor HCM, Inc., a Delaware corporation (the “Company”), hereby respectfully requests withdrawal of its acceleration request dated October 12, 2021 relating to the effectiveness of its Registration Statement on Form S-1 (File No. 333-260192), originally filed on October 12, 2021 (the “Registration Statement”). The Company is submitting a new acceleration request as provided herein.

The Company hereby requests acceleration of the effective date of its Registration Statement to 9:00 a.m., Eastern time, on October 15, 2021 or as soon thereafter as practicable.

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Please contact Robert Goedert, P.C. of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-7317, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

PAYCOR HCM, INC.

By:	/s/ Raul Villar Jr.
Name:	Raul Villar Jr.
Title:	Chief Executive Officer